August 22, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowHub Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 25, 2024
CIK No. 0002024114

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 8, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002024114 (“F-1”), submitted on July 25, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement No. 2 on Form F-1

Platform Subscription Revenue, page 43

1.	We note your response to prior comment 6. Please revise to disclose how your platform is enabled for Web3. For example, clarify if the platform is solely compatible with Web3 or is it constructed in such a way that features of Web3 are merely available through the platform.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 43 of the Revised F-1.

Non-GAAP financial data (unaudited), page 45

2.	We note your response to prior comment 8. Since inventory write-offs are considered a normal operating expense, this amount should not be added back as an adjustment to your Non-GAAP measures. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, the inventory write-offs were reporting in both 2023 and 2022 which is recurring.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 44 of the Revised F-1.

Anti-counterfeit solution, page 57

3.	Please revise your disclosure to clarify that “the entire supply chain” is not monitored through the GrowHub Platform. Based on your disclosure, it appears that only QR coded items that are scanned are included in the GrowHub Platform.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 57 of the Revised F-1 to clarify that the GrowHub Platform monitors the entire supply chain, not just QR-coded items. It also uses technology like Near Field Communication chips, which are embedded in product packaging for real-time tracking and authentication at various stages; and data from numerous checkpoints is recorded on a blockchain-based traceability system.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

4.	We have reviewed your response to prior comment 7 explaining why you do not present any expenses as cost of revenue. As presented, your gross profit is not computed with a fully-burdened cost of revenues. As such, allocate the appropriate expenses to cost of revenues or remove gross profit from your statement of operations.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page F-4 of the Revised F-1.

Notes to Consolidated Financial Statements

Note 6 - Intangible assets, net, page F-16

5.	We note your expanded disclosure in response to prior comment 19. Please expand upon this disclosure to explain the benefits included in the ownership right to execute the Peel Agri-Innovation Project. In addition, disclose how you acquired this ownership right (i.e., stock or cash).

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page F-16 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick